CALIBRE MINING CORP.
Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

CALIBRE TO EARN 65% INTEREST IN TREND GOLD PROPERTY
CORTEZ-BATTLE MOUNTAIN AREA OF NEVADA

February 11, 2008	TSX-V: CXB

Vancouver, British Columbia: Robert D. Brown, President and CEO of Calibre Mining Corp. (TSX-V: CXB) (the “Company” or “Calibre”) is pleased to announce that the Company has executed a definitive option agreement with New Dimension Resources Ltd. The option agreement will allow Calibre to earn up to a 65% interest in the Trend Property (the “Property” or “Trend”), located on the Cortez-Battle Mountain trend of Nevada, by completing US$1.5 million in exploration expenditures and maintaining obligations to property vendors, over a four year period. First year commitments include drilling and a minimum expenditure of US$500,000. Calibre will have the option to acquire an additional 10% interest (for a total interest of 75%) by funding and completing a Preliminary Economic Assessment. Calibre will be the operator of the Property.

The Trend property is immediately south of the Barrick Gold – Kennecott Cortez Joint Venture (>30 million ounces gold). The property shares many favourable geological characteristics with the Cortez JV deposits. Most notably, the Cortez Fault, which is recognized as a primary control for the deposits, crosses the core of the Trend property. The property consists of 145 contiguous claims covering 12.8km 2. Work in 2008 will commence in late spring with compilation and review of all existing data followed by a diamond drill program scheduled for late 2008.

Calibre Mining Corp. is a TSX Venture Exchange listed company (TSX.V: CXB) that is focused on the acquisition, exploration and development of gold and copper deposits from around the Pacific Rim.

Calibre Mining Corp.

Signed “Robert Brown”

Robert D. Brown, B.Sc., MBA
President and CEO

For Further information contact:
Kim Williams, Executive Consultant
Phone (604) 681-9944

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Calibre Mining Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.